Supplementary Material for Financial Results for the 12 months ended March 31, 2007 (Unconsolidated)

                                                                                                                        [Japan GAAP]
                                                                                                                        ------------
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                                           FY 2004             FY 2005            FY 2006           FY 2007        FY 2008 Prospects
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                                      6 mos.    12 mos.    6 mos.  12 mos.   6 mos.   12 mos.   6 mos.    12 mos.   6 mos.   12 mos
                                      ended      ended     ended    ended    ended     ended    ended      ended    ending   ending
                                     Sep. 30,    March    Sep. 30,  March   Sep. 30,   March   Sep. 30,    March   Sep. 30,   March
                                       2003    31, 2004     2004   31, 2005   2005    31, 2006   2006     31, 2007   2007   31, 2008
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
Vehicle Production
(thousands of units)                    1,682     3,558     1,802    3,749    1,798    3,863     2,004      4,185   2,050   4,280
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Vehicle Sales (thousands of units)      1,720     3,625     1,805    3,787    1,808    3,895     2,048      4,256   2,050     4,310
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        Japan                             830     1,765       838    1,805      806    1,769       781      1,659     770     1,720
        ---------------------------------------------------------------------------------------------------------------------------
        Exports                           890     1,860       967    1,982    1,002    2,126     1,267      2,597   1,280     2,590
        ---------------------------------------------------------------------------------------------------------------------------
                    North America         398       811       412      864      470    1,053       708      1,408     650     1,340
                    ---------------------------------------------------------------------------------------------------------------
                       Europe             198       419       197      420      167      352       166        408     210       430
                    ---------------------------------------------------------------------------------------------------------------
                        Asia               71       151        82      151       66      122        57        119      70       140
                    ---------------------------------------------------------------------------------------------------------------
                    Latin America          28        61        38       78       46       82        52        104      50       100
                    ---------------------------------------------------------------------------------------------------------------
                       Oceania             78       158        89      164       85      160        93        173      90       170
                    ---------------------------------------------------------------------------------------------------------------
                       Africa              28        65        45       93       51      106        65        129      70       130
                    ---------------------------------------------------------------------------------------------------------------
                     Middle East           86       188        99      203      114      244       124        250     140       280
                    ---------------------------------------------------------------------------------------------------------------
                       Others               3         7         5        9        3        7         2          6
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Net Sales (billions of yen)           4,302.1   8,963.7   4,459.7  9,218.3  4,664.0 10,191.8   5,470.3   11,571.8 5,600.0  11,700.0
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                     Japan            1,667.5   3,593.1   1,723.0  3,654.9  1,671.7  3,679.8   1,655.6    3,582.4
                    ---------------------------------------------------------------------------------------------------------------
                    Exports           2,634.5   5,370.5   2,736.7  5,563.4  2,992.2  6,511.9   3,814.6    7,989.3
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Operating Income (billions of yen)      459.1     833.7     392.3    701.3    297.6    847.9     571.0    1,150.9   530.0   1,100.0
        (Operating Income Ratio) (%)   ( 10.7 )  (  9.3)   (  8.8)  (  7.6)  (  6.4)  (  8.3)   ( 10.4)  (    9.9) (  9.5) (    9.4)
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Ordinary Income (billions of yen)       510.5     915.7     442.3    856.2    416.6  1,104.7     778.2    1,555.1   800.0   1,590.0
        (Ordinary Income Ratio) (%)    ( 11.9 )  ( 10.2)   (  9.9)     9.3)  (  8.9)  ( 10.8)   ( 14.2)  (   13.4) ( 14.3) (   13.6)
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Net Income (billions of yen)            338.0     581.4     263.7    529.3    283.6    765.9     525.8    1,060.1   560.0   1,130.0
        (Net Income Ratio) (%)         (  7.9 )  (  6.5)   (  5.9)  (  5.7)  (  6.1)  (  7.5)   (  9.6)  (    9.2) ( 10.0) (    9.7)
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Shareholders Return
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        Dividend Payout (billions of     67.9     151.2      82.0     212.7     113.8     292.1     160.8      384.6
        yen)
        ---------------------------------------------------------------------------------------------------------------------------
             Dividend Per Share (yen)      20        45        25        65        35        90        50        120
             ----------------------------------------------------------------------------------------------------------------------
             Payout Ratio (%)            20.1      26.0      31.1      40.5      40.2      38.3      30.6       36.3
        ---------------------------------------------------------------------------------------------------------------------------
        Value of shares canceled
        (billions of yen)                   -         -         -         -         -         -         -          -
        ---------------------------------------------------------------------------------------------------------------------------
        Shareholder Return (%)           20.1      26.0      31.1      40.5      40.2      38.3      30.6       36.3       (Note 6)
        ---------------------------------------------------------------------------------------------------------------------------
        Value of shares repurchased
         (billions of yen)              161.7     398.8     208.4     266.2      61.7     133.6     162.5      299.5
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Number of Outstanding Shares
(thousands)                         3,609,997 3,609,997 3,609,997 3,609,997 3,609,997 3,609,997 3,609,997  3,609,997
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Number of Employees                    66,099    65,346    64,408    64,237    65,994    65,798    67,733     67,650       (Note 2)
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        (Note 1)  2Q = 1st Half - 1Q ,  2nd Half = FY - 1st Half , 4Q = 2nd Half - 3Q
        (Note 2)  Part-time employees (i.e. seasonal workers) are counted in the figure, along with full-time employees.
        (Note 3)  Figures for depreciation and capital expenditures do not include vehicles in operating lease.
        (Note 4)  Excluding financial subsidiaries
        (Note 5)  Calculation:  Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)
        (Note 6)  Calculation:  (Dividend payout + Value of shares canceled) / Net income
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


Cautionary Statement with Respect to Forward-Looking Statements

          This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include:(i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound;(iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings;(v) political instability in the markets in which Toyota operates;(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

          A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.